Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Transcript of the interview of Carlos

Torres Vila and Agencia EFE

[Intranet filing, September 2025]

It’s an exceptional offer. It was from the start, with a very significant premium – much higher, much greater than those of other successful transactions in Europe. And with the improved offer, even more so.

There’s also the increase in the value of our shares since it’s a share-based offer. If we look at the offer today, the value is more than 60 percent higher than the value when we first announced it. And it’s not just about the value of the offer. It values Sabadell at an all-time high, at a peak: €17 billion in value and a share price of €3.39.

When we began this process, in the initial discussions, Sabadell was trading at €1.45. €1.45 compared to €3.39, the value of the offer, as of last Monday. And beyond the offer itself, it is also attractive for Sabadell shareholders, who are being invited to join us. We are inviting them to become part of a project with the highest profitability and growth in Europe, and therefore, a project that creates value.

We are inviting Sabadell shareholders to take part in the value that we create together. And all of this translates into an earnings per share outlook that is 41 percent higher for Sabadell shareholders after the merger compared to a standalone Sabadell. We will definitely exceed 50 percent. We are confident of that because of how exceptional this offer is.

Could you tell us what the current acceptance percentage is?

Institutional shareholders have shown widespread support, but their formal acceptance is only reported by the custodians and their international custodians at the end of the process.

Retail shareholders are already directly accepting the offer. We are not releasing figures yet because they are very preliminary, given that many of the acceptances are also being processed at other banks and that information has yet to arrive. But I can confirm that we are seeing Banco Sabadell shareholders and customers coming in to tender their shares and accept the offer at BBVA at our branches.

You’ve said you will exceed 50 percent, so you do not contemplate the possibility of not reaching 30 percent in this first period?

Well, as I’ve said, we are absolutely convinced that we will exceed 50 percent in the transaction and, therefore, we don’t see that as a possibility.

So the possibility of a second takeover bid is not on the table?

Thank you for the question, because a lot of things are being said that are causing confusion. The truth is that this supposed second bid is very uncertain, because in the scenario where we exceed 50 percent, which we are absolutely convinced will occur, a second bid won’t happen.

But even if we only get somewhere between 30 percent and 50 percent, a second bid would depend entirely on BBVA’s willingness to waive the minimum acceptance condition of 50 percent. It does not depend on anything else. As stated in the prospectus... In other words, we do have the legal ability to waive that condition. But, as the prospectus clearly states, we have no intention of doing so.

So, in your opinion, for shareholders who are currently considering whether it’s better to accept the offer now or wait for the possibility of a second takeover bid, what would you say to them?

Again, a lot has been said about this, often adding to the confusion. The bottom line is that shareholders should accept the offer now. There’s no reason to wait. And that’s because the hypothetical, uncertain possibility of a second takeover

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bid offers no appeal compared to the offer that is already on the table. There is an exceptionally good offer available today.

And it’s not attractive—not in terms of price, not in terms of timing, and not in terms of tax treatment. Starting with the price: the hypothetical second takeover bid—which, I repeat, would only take place if BBVA decided to move forward and waive the condition—would be at the same price as the current offer, always, because it would reflect the cash equivalent of the offer we’ve already made. And BBVA would never waive the condition and therefore would never proceed with that second bid unless the price remained the same. In short, there’s nothing to be gained by waiting.

In terms of timing, it wouldn’t be attractive either. A hypothetical second offer would take several months to become effective, because it would require going through the entire process. In contrast, the current offer is available to be accepted now. So, why wait months to accept an offer you can take up today?

And the same goes for tax treatment—there’s no advantage, quite the opposite. That hypothetical second takeover bid, being in cash, would be subject to taxation. Shareholders in Spain would have to pay capital gains tax, as it would be a takeover bid in cash. So ultimately, it makes no sense to wait.

What makes sense is for interested shareholders—those who see the value in this integration—to tender their shares as soon as possible, within the current timeline, which runs until October 10. There’s no time to lose. We invite them and our doors are open so they can do so easily and at no cost, at BBVA. And once again, I encourage them to do so without delay.

During this process, Sabadell assured its shareholders that, should it remain independent, it would distribute €2.5 billion in extraordinary dividends following the sale of its TSB unit. I don’t know if BBVA plans any measures or is considering how to counter the possibility of such an extraordinary distribution.

The first thing I’d say is that a dividend doesn’t in itself create value. It’s simply a distribution to the owners—the shareholders—of something they already own. The value of the dividend is already reflected in the share price. It’s also factored into the offer we’ve made to Banco Sabadell shareholders.

What happens when a dividend is paid is that the market adjusts the price downward. In other words, the dividend is already priced in; when it is paid out, the share price drops by the amount of the dividend, because what’s being distributed is something that was already yours. That’s not what really matters. What truly matters is the ability to generate dividends in the future, not the distribution of those already generated.

And here, I’ll repeat what I’ve already said: the integration enables us to create value together and, given how attractive the exchange ratio is for Banco Sabadell shareholders, the outlook is for an earnings per share ratio that is more than 41 percent higher than what Sabadell shareholders would have on a standalone basis.

From my side, I don’t know if you’d like to share a final message for Sabadell’s shareholders. What would you say to them?

I would. My message to Sabadell’s shareholders is that the offer on the table is exceptional, both on its own terms and by virtue of the wider enterprise they would be joining: a project that is already a European leader in profitability, already a leader in growth across Europe, a project that, through this integration, has the potential to generate even greater value together.

This is value that Banco Sabadell shareholders would benefit from through a 41 percent increase in earnings per share, which then determines dividends per share. Ultimately, it means getting on board a project that will provide a much stronger source of future dividends than the alternative—which would be not to tender their shares and remain shareholders of a far smaller Banco Sabadell, especially now, after the sale of TSB. It would be a less diversified bank, one with all its eggs in a single basket following the TSB sale. And that’s the comparison they need to make, in a context where Europe increasingly requires banks with the necessary scale and efficiency to meet the challenges ahead.

I’d also say to those shareholders who are also Banco Sabadell retail customers that the merger will give them access to a branch network more than twice the size of what they have today, an ATM network nearly three times as large, and, of course, the same relationship managers as always, offering the same level of proximity and personal service.

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And to those who are SME clients, I would additionally point out—and remind them of—BBVA’s commitment to maintaining existing credit for five years, a commitment no one else could give.

I would urge all Banco Sabadell shareholders, whether they are customers or not, to accept our exceptionally appealing offer. The time is now, and until October 10. There’s no time to lose: don’t leave it to the last minute. Our doors are open to receive their acceptances—free of charge and with every convenience—at any of our branches, over the phone, or through digital channels.

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IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.